424(b)(3) Supplement
                                                     Registration No. 333-116317


                 SUPPLEMENT TO PROSPECTUS DATED AUGUST 12, 2004
                                       OF
                         DOCUMENT SECURITY SYSTEMS, INC.

         Fordham Financial Management, Inc. has indicated to Document Security Systems, Inc. its willingness to act as underwriter on behalf of certain of the Selling Holders named in the Prospectus under "Securities Offered, the Selling Holders and the Plan of Distribution," specifically Fordham intends to act on behalf of those Selling Holders that purchased privately placed securities of Document Security Systems, Inc. and has made the required filing under National Association of Securities Dealers, Inc. Rule 2710. All shares sold on behalf of Selling Holders by Fordham would be in transactions executed by Fordham on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 2 % of the gross proceeds. Fordham does not have an underwriting agreement with Document Security Systems, Inc. and/or the Selling Holders and no Selling Holders are required to execute transactions through Fordham.

         The Corporate Finance Department of the NASD has advised Fordham under Notice to Members 88-101, that in the event a Selling Holder intends to sell any of the shares registered for resale in this Prospectus through a member of the NASD participating in a distribution of securities of Document Security Systems, Inc., such member is responsible for insuring that a timely filing is first made with the Corporate Finance Department of the NASD and disclosing to the Corporate Finance Department of the NASD the following:

     o it intends to take possession of the registered securities or to facilitate the transfer of such certificates;
     o the complete details of how the Selling Holders shares are and will be held, including location of the particular accounts;
     o whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the Selling Holders, including details regarding any such transactions; and
     o in the event any of the securities offered by the Selling Holders are sold, transferred, assigned or hypothecated by any Selling Holder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

         No persons associated with Document Security Systems, Inc. or the Selling Holders may participate in the distribution of the shares to be offered by Selling Holders unless they meet the safe harbor provisions of the SEC Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 with respect to exemption from registration as a broker/dealer.

                 The date of this Supplement is August 13, 2004




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